DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

December 18, 2025

Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Attention: Joseph McCann

Re:	Aptose Biosciences Inc.

Preliminary Proxy Statement on Schedule 14A

Submitted December 5, 2025

CIK 0000882361

Dear Sirs and Mesdames:

On behalf of our client, Aptose Biosciences Inc. (“Aptose” or the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses to the Staff’s comment delivered orally on December 11, 2025 (the “Comment”), in respect of the above noted submission (the “Preliminary Proxy”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Preliminary Proxy.

Preliminary Proxy Statement on Schedule 14A

1.	Please provide your analysis with respect to the applicability of Rule 13e-3 to the business combination transaction between Aptose Biosciences Inc. and Hanmi Pharmaceutical Co. Ltd.

After careful consideration of the applicability of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, the Division’s guidance in the Going Private Transactions, Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (the “Rule 13e-3 C&DIs”), Aptose determined that the proposed transaction does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 because the Purchaser (defined below) is not an “affiliate” of the Company within the meaning of Rule 13e-3.

U.S. Securities and Exchange Commission

December 18, 2025

Overview

A “Rule 13e-3 transaction” is defined as including, among other things, (i) a purchase (including any acquisition pursuant to a merger) of any equity security by the issuer of such security or by an affiliate of such issuer, or (ii) a solicitation subject to Regulation 14A of any proxy, consent or authorization of, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate, which, in either case, has a reasonable likelihood or the purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii), including, among other things, causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration, or causing any class of equity securities of the issuer that is listed on a national securities exchange to no longer be listed on such exchange.

An “affiliate” of an issuer is defined in Rule 13e-3(a)(1) as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Rule 12b-2 under the Exchange Act defines “control” to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.” Under this definition and the Division’s related guidance, the determination of “control,” which is fundamental to the concept of “affiliate” as defined in Rule 13e-3(a)(1), is dependent upon specific facts and circumstances.

Importance of the Company’s Program and Development activities

Aptose does not market or commercialize any product today; its business is centered on research and clinical development activities, such that its lead development programs are core to the Company’s business and prospects. Accordingly, continued funding and strategic support are important to sustaining those programs.

Applicability of Rule 13e-3

The Company acknowledges that, upon the consummation of the transaction described in the Preliminary Proxy, Aptose’s common shares will be deregistered under the Exchange Act, and accordingly, the transaction will result in the effects described in Rule 13e-3(a)(3)(ii). The Company further acknowledges that on November 18, 2025, when Aptose entered into that certain Arrangement Agreement (the “Arrangement Agreement”) with Hanmi Pharmaceutical Co. Ltd. (“Parent”) and HS North America Ltd. (“Purchaser”), a wholly-owned subsidiary of Parent, which provides for the acquisition of Aptose by Purchaser, Parent owned 19.9% of Aptose’s outstanding common shares. Parent is also a lender to Aptose pursuant to that certain Amended Facility Agreement, dated as of September 22, 2025, in an aggregate amount of $11,900,000, which amended and restated that certain 2025 Facility Agreement, dated as of June 18, 2025, in the original principal amount of $8,500,000. Importantly, Aptose and Parent initially entered into a financing transaction in August 2024 for $10,000,000. At that time, Aptose’s share price was $11.70 per share, and it could have received a competitive loan from other sources. Today, however, the transaction contemplated by the Arrangement Agreement is likely the only option to preserve value for Aptose’s stockholders. The Parent’s relationship with Aptose developed over time through successive financing arrangements that were targeted to support Aptose’s ongoing development programs—in other words, these arrangements have a clear, financially-related business purpose but do not given Parent or Purchaser control or influence over the Company.

U.S. Securities and Exchange Commission

December 18, 2025

Further, with Aptose’s current economic situation and given the express terms of the Arrangement Agreement, this transaction is almost certainly the only option to preserve value for the shareholders. The Arrangement Agreement itself contemplates that, should the acquisition by Purchaser contemplated therein not proceed by virtue of the failure to obtain shareholder approval, among other things, the Company will immediately and without delay initiate a sales and solicitation process under the Companies’ Creditors Arrangement Act (Canada) pursuant to which the Parent will be a stalking horse bidder to acquire the Company’s assets and business by way of credit bid of a portion of its outstanding indebtedness. In such a scenario it is highly unlikely that shareholders will receive any consideration.

Bearing in mind the foregoing and for the reasons set forth below, the Company respectfully submits that the transaction contemplated by the Arrangement Agreement and described in the Preliminary Proxy does not constitute a Rule 13e-3 transaction and that, consequently, none of the Company, Parent, Purchaser or any other person is obligated to make any disclosure on Schedule 13E-3 in connection with the Arrangement Agreement.

Parent and Purchaser are not Affiliates of the Company. The Division has explained, in its Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretive Release”), that the existence of a control relationship for purposes of Rule 13e-3 “does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies” of the issuer. The transaction was negotiated on an arm’s-length basis, without any input or influence from either Parent or Purchaser on the Company, its officers or directors. Specifically, Parent and Purchaser do not have sufficient stock ownership, any representation on the Board of Directors, any relationships with the Company’s management or any other contractual relationships that would afford Parent and/or Purchaser the requisite ability to direct or control the Company’s management or policies so as to render either of them an “affiliate” within the meaning of Rule 13e-3. Further, the transaction contemplated by the Arrangement Agreement is supported by both a fairness opinion and a formal valuation of the common shares of Aptose prepared by an independent valuator, Locust Walk Securities, LLC (“Locust Walk”). The fairness opinion provides that, subject to the assumptions, limitations and qualifications set forth therein, in the opinion of Locust Walk the consideration to be received by shareholders, other than Parent and Purchaser, is fair, from a financial point of view, to such shareholders. The transaction is also subject to two levels of shareholder approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) of the Canadian Securities Administrators,

U.S. Securities and Exchange Commission

December 18, 2025

consisting of (1) approval by the affirmative vote of at least two thirds (662/3%) of the votes cast by all shareholders (including Parent); and (2) approval by the affirmative vote of a majority of the votes cast by all shareholders (excluding Parent and its affiliates) (the “Majority of the Minority Approval”). Finally, the transaction is subject to court approval, which approval will be based on the court’s assessment of the “fairness and reasonableness” of the transaction.

As a result of the foregoing, and in particular the exclusion of the Parent and Purchaser’s votes from the Majority of the Minority Approval for the transaction, they have a limited ability to influence the approval of the transaction and thereby direct the “management and policies” of the Company in respect of the transaction and to which the Interpretive Release is directed.

Stock Ownership Alone is not Dispositive. At the time of the execution of the Arrangement Agreement, Parent held approximately 19.9% of Aptose’s outstanding common shares. While not insignificant, this ownership level alone is not sufficient to enable Parent to act unilaterally; elect or remove any directors; take any action by written consent; amend the Company’s organizational documents; approve any extraordinary transaction involving the Company; or otherwise direct or cause the Company to take any action. Without significant additional influence over the management and policies of Aptose, Parent’s ownership interest was not sufficient to give it the ability to direct or cause Aptose to enter into the Arrangement Agreement or, more broadly, to make it an affiliate of Aptose for purposes of Rule 13e-3. Further, given the procedural safeguards imposed by Canadian securities law by virtue of, among other things, the Majority of the Minority Approval of the transaction, Parent’s ownership interest is definitively not sufficient to approve the transaction contemplated by the Arrangement Agreement. That determination is entirely in the hands of other shareholders, who must approve of the transaction by a simple majority. This further strengthens the argument that Parent is not an affiliate of Aptose.

Notably, in numerous instances over the 40 years following publication of the Interpretive Release, courts, the Division and the Staff have not required that a Schedule 13E-3 be filed for transactions involving stockholders with stakes of similar (or greater) size than that held by Parent.1

[1]

See, e.g., Woodward & Lothrop, Inc. v. Schnabel, 593 F. Supp. 1385, 1394 (D.D.C. 1984) (stockholder was not an “affiliate” within the meaning of Rule 13e-3 despite holding approximately 32% of outstanding shares because target board was not controlled by stockholder); Ranco Incorporated, SEC No-Action Letter (May 1, 1987) (no-action relief from Rule 13e-3 granted despite acquiror holding 14% of outstanding securities). In addition, the Staff has regularly not required a Schedule 13E-3 even where persons hold or potentially hold a 10% or greater stake in an issuer, including (i) in its review of the Preliminary Proxy Statement on Schedule 14A of Vitamin Shoppe, Inc. filed on September 30, 2019 (File No. 001-34507), where the acquiror was not required to file a Schedule 13E-3, even though the acquiror held 14.9% of the outstanding shares of the target and had an independent, non-employee designee on the target board; (ii) in its review of the Schedule 14A filed by Vivint Solar, Inc. on December 22, 2015 (File No. 001-36642), where Vivint was not required to file a Schedule 13E-3 after review, even though controlling stockholders of Vivint could potentially hold up to a 20% interest in the acquiror; (iii) in its review of the Schedule TO-T filed by Alamos Gold Inc. on January 14, 2013, as amended (File No. 005-78794), where Alamos was not required to file a Schedule 13E-3 even though Alamos held 16% of the outstanding shares of the target; (iv) in its review of the Schedule 14D-1F filed by WWE Equity Holdings Inc. and Brookfield Renewable Energy Partners L.P. on November 26, 2012 (File No. 005-81701), where Brookfield was not required to file a Schedule 13E-3 even though Brookfield held 16.4% of the shares in the target; (v) in its review of the Schedule TO-T filed by Pfizer, Inc. and Eclipse Acquisition Corp. on August 3, 2011 (File No. 005-81358), where Pfizer was not required to file a Schedule 13E-3 even though Pfizer held a 14% interest in the target (that subsequently increased to 18% as a result of entering into tender and voting agreements with the target’s stockholders); and (vi) in its review of the Schedule TO-T filed by Johnson & Johnson and JJC Acquisition Company B.V. on November 12, 2010 (File No. 005-51066), where Johnson & Johnson was not required to file a Schedule 13E-3 even though Johnson & Johnson indirectly held 17.9% of the target’s outstanding share capital.

U.S. Securities and Exchange Commission

December 18, 2025

Absence of Board Representation. At the time of the execution of the Arrangement Agreement, Parent did not and does not have any representation on the Company’s Board of Directors or representation on any committees of the Board of Directors. Further, Parent has never had any representation on the Company’s Board of Directors, nor has it ever had board observer rights.

Absence of Any Special Relationship. Parent does not have any relationship with management of the Company which would provide it with any influence over the operations or management of the Company or could influence the Board of Directors’ decisions. Although Parent has the right to nominate one or more individuals to be placed in positions within the Company in applicable areas based on each nominee’s skills, education and experience, Parent has never exercised this right. Furthermore, any nominee appointed under such right would be more akin to an employee than senior management, and the nominee’s role would be limited to involvement with the product that Aptose and Parent are co-developing.

In its prior guidance, including in Sections 201.01, 201.05 and 201.06 of the Rule 13e-3 C&DIs, the Division has indicated that an important consideration in any Rule 13e-3 analysis is the continuity of management of the target company post-transaction. According to Section 201.01, factors that should be considered when determining whether Rule 13e-3 obligations apply to a particular transaction include “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management executive, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.” Additionally, as set forth in Section 201.05 of the Rule 13e-3 C&DIs, an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company.” Here, the transaction does not contemplate any form of rollover of Company management’s equity interests in the Company, and neither was there as of or prior to the signing of the Arrangement Agreement any arrangement regarding Company management’s representation on the surviving company’s board post-closing or the terms of any post-closing employment. In fact, the equity awards held by management as of immediately prior to the closing will generally convert into the same cash consideration that public stockholders will receive, subject to the specific terms and conditions described in the Revised Proxy Statement.

U.S. Securities and Exchange Commission

December 18, 2025

The Arrangement Agreement Does Not Raise the Concerns that Rule 13e-3 Was Intended to Address. As described in the Interpretive Release, Rule 13e-3 was adopted to protect unaffiliated security holders from the potential for abuse or coercion by an issuer or its affiliates that may be present in a going private transaction. In the Interpretive Release, the SEC signaled its concern that an affiliate of the issuer standing on both sides of a transaction could design the transaction to accommodate its interests rather than (or at the expense of) the issuer’s unaffiliated security holders. However, in the case of the Arrangement Agreement, the opportunity for abuse that Rule 13e-3 was designed to address is not present.

As described above, the Arrangement Agreement is an arm’s length transaction with the Company, whose board of directors and management are entirely independent from Parent. Given this independence, there is no affiliate “standing on both sides of the transaction” representing its interests above those of other stockholders. Therefore, the transaction contemplated by the Arrangement Agreement does not present the opportunity for the type of abuse or coercion of stockholders that Rule 13e-3 is intended to mitigate.

Further, while the Division indicated in the Interpretive Release that the mere existence of a vote in and of itself is not dispositive (because affiliates of the issuer may already hold the requisite vote for approval), we note that the stockholders of Aptose other than Parent have a very meaningful say in whether this transaction is completed because they hold 80.1% of Aptose’s common shares. Further, and as discussed above, pursuant to the Preliminary Proxy, the transactions contemplated by the Arrangement Agreement cannot be completed unless they receive (1) the approval of at least two-thirds (66 2/3%) of the votes cast by stockholders(including Parent) and (2) the Majority of the Minority Approval. As detailed in the Preliminary Proxy Statement, Parent’s shares must be excluded under MI 61-101 for Majority of the Minority Approval, such that the transactions contemplated by the Arrangement Agreement must be approved by a majority vote of stockholders other than Parent—strong evidence that stockholders other than Parent will have a definitive role to play in determining whether or not the transactions are consummated.

In conclusion, notwithstanding the fact that Parent is a 19.9% stockholder of the Company, the opportunities for coercion or abuse of stockholders that Rule 13e-3 was intended to address are not present in this transaction. The purposes for which Rule 13e-3 was adopted are not implicated, and therefore the rule should not be deemed applicable to the transaction contemplated by the Arrangement Agreement.

U.S. Securities and Exchange Commission

December 18, 2025

* * *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	William G. Rice

Fletcher Payne

Aptose Biosciences Inc.

David S. Bakst

Mayer Brown